Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

JUNE 30, 2009 and DECEMBER 31, 2008

(Expressed in thousands of U.S. Dollars - except share data)

	June 30, 2009	December 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$308,664	$312,169
Restricted cash	8,262	7,581
Accounts receivable, net	12,484	16,596
Insurance claims	3,558	7,286
Due from related companies	2,836	4,923
Advances and other	9,067	8,329
Inventories	13,425	10,919
Prepaid insurance and other	11,120	2,978
Current portion of financial instruments - Fair value	1,649	—

Total current assets	371,065	370,781

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	2,217	—
FIXED ASSETS
Advances for vessels under construction	56,114	53,715

Vessels	2,470,002	2,468,472
Accumulated depreciation	(359,256)	(312,983)

Vessels’ Net Book Value	2,110,746	2,155,489

Total fixed assets	2,166,860	2,209,204

DEFERRED CHARGES, net	17,790	21,332

Total assets	$2,558,932	$2,602,317

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$99,745	$91,805
Payables	30,052	27,960
Due to related companies	1,231	197
Accrued liabilities	22,235	24,497
Accrued bank interest	8,877	14,656
Unearned revenue	9,302	14,709
Current portion of financial instruments - Fair value	22,738	15,664

Total current liabilities	194,180	189,488

LONG-TERM DEBT, net of current portion	1,376,727	1,421,824

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	48,751	75,890

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at June 30, 2009 and December 31, 2008.	37,671	37,671
Additional paid-in capital	266,125	265,932
Retained earnings	705,362	693,511

	1,009,158	997,114
Cost of treasury stock (757,800 and 526,700 shares)	18,160	14,217

	990,998	982,897
Accumulated other comprehensive loss	(57,415)	(72,239)
Noncontrolling Interest	5,691	4,457

Total stockholders’ equity	939,274	915,115

Total liabilities and stockholders’ equity	$2,558,932	$2,602,317

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2009	2008
VOYAGE REVENUES:	$114,180	$171,409

EXPENSES:
Commissions	4,245	6,506
Voyage expenses	21,334	18,262
Charter hire expense	—	4,141
Vessel operating expenses	34,879	37,036
Depreciation	23,272	21,023
Amortization of deferred dry-docking costs	1,789	1,005
Management fees	3,274	2,988
General and administrative expenses	896	1,113
Stock compensation expense	147	1,745
Foreign currency losses	257	318
Amortization of deferred gain on sale of vessels	—	(792)

Total expenses	90,093	93,345

Operating income	24,087	78,064

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(6,045)	(10,906)
Interest income	1,133	1,823
Other, net	79	(48)

Total other expenses, net	(4,833)	(9,131)

Net income	19,254	68,933

Less: Net (income)/loss attributable to the noncontrolling interest	(482)	273

Net income attributable to TEN LTD	$18,772	$69,206

Earnings per share, basic attributable to TEN LTD common shareholders	$0.51	$1.84

Earnings per share, diluted attributable to TEN LTD common shareholders	$0.51	$1.82

Weighted average number of shares, basic	36,908,326	37,686,262

Weighted average number of shares, diluted	37,152,243	38,018,386

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2009	2008
VOYAGE REVENUES:	$240,491	$308,153

EXPENSES:
Commissions	9,332	11,016
Voyage expenses	36,422	34,824
Charter hire expense	—	8,281
Vessel operating expenses	72,780	69,829
Depreciation	46,273	41,350
Amortization of deferred dry-docking costs	3,573	2,662
Management fees	6,547	5,900
General and administrative expenses	2,356	2,105
Stock compensation expense	193	3,089
Foreign currency losses	56	749
Amortization of deferred gain on sale of vessels	—	(1,584)
Gain on sale of vessels	—	(34,565)

Total expenses	177,532	143,656

Operating income	62,959	164,497

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(21,151)	(34,744)
Interest income	2,464	4,012
Other, net	187	101

Total other expenses, net	(18,500)	(30,631)

Net income	44,459	133,866

Less: Net (income)/loss attributable to the noncontrolling interest	(1,234)	469

Net income attributable to TEN LTD	$43,225	$134,335

Earnings per share, basic attributable to TEN LTD common shareholders	$1.17	$3.55

Earnings per share, diluted attributable to TEN LTD common shareholders	$1.16	$3.52

Weighted average number of shares, basic	36,977,844	37,808,488

Weighted average number of shares, diluted	37,217,103	38,120,119

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE PERIODS ENDED JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
					Shares	Amount
BALANCE, January 1, 2008		$38,059	$273,036	$567,220			$(23,775)	$854,540	$3,391	$857,931

Net income	133,866			134,335				134,335	(469)	133,866

-Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)	(9,416)				(12,234)		(12,234)

-Issuance of 4,650 shares of restricted share units		5	(5)					—		—

-Cash dividends declared and paid ($0.90 per share)				(33,936)				(33,936)		(33,936)

-Fair value of financial instruments	(2,172)						(2,172)	(2,172)		(2,172)

-Amortization of restricted share units			3,089					3,089		3,089

Comprehensive income	$131,694

BALANCE, June 30, 2008		$37,671	$273,695	$658,203	—	—	$(25,947)	$943,622	$2,922	$946,544

BALANCE, January 1, 2009		$37,671	$265,932	$693,511	526,700	(14,217)	$(72,239)	$910,658	$4,457	$915,115

Net income	44,459			43,225				43,225	1,234	44,459

-Purchases of Treasury stock (237,700 shares)					237,700	(3,943)		(3,943)		(3,943)

-Cash dividends declared and paid ($0.85 per share)				(31,374)				(31,374)		(31,374)

-Fair value of financial instruments	14,824						14,824	14,824		14,824

-Amortization of restricted share units			193					193		193

Comprehensive income	$59,283

BALANCE, June 30, 2009		$37,671	$266,125	$705,362	764,400	(18,160)	$(57,415)	$933,583	$5,691	$939,274

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2009	2008
Cash Flows from Operating Activities:

Net income	$44,459	$133,866
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	46,273	41,350
Amortization of deferred dry-docking costs	3,573	2,662
Amortization of loan fees	430	475
Amortization of deferred income	—	(1,584)
Amortization of restricted share units	193	3,089
Change in fair value of interest rate swaps	(9,107)	3,449
Gain on sale of vessels	—	(34,565)
Payments for dry-docking	(424)	(4,443)
(Increase) Decrease in:
Receivables	9,189	3,753
Inventories	(2,506)	(3,705)
Prepaid insurance and other	(8,142)	(5,912)
Increase (Decrease) in:
Payables	3,126	5,191
Accrued liabilities	(8,041)	(4,914)
Unearned revenue	(5,407)	(4,229)

Net Cash provided by Operating Activities	73,616	134,483

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(2,398)	(2,860)
Vessel acquisitions and/or improvements	(1,530)	(27,442)
Proceeds from sale of vessels	—	62,100

Net Cash (used in)/provided by Investing Activities	(3,928)	31,798

Cash Flows from Financing Activities:
Proceeds from long-term debt	5,000	24,296
Financing costs	(38)	(167)
Payments of long-term debt	(42,157)	(21,576)
Increase in restricted cash	(681)	185
Repurchase and cancellation of common stock	—	(12,234)
Purchase of treasury stock	(3,943)	—
Cash dividend	(31,374)	(33,936)

Net Cash used in Financing Activities	(73,193)	(43,432)

Net (decrease)/ increase in cash and cash equivalents	(3,505)	122,849
Cash and cash equivalents at beginning of period	312,169	181,447

Cash and cash equivalents at end of period	$308,664	$304,296

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited and subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

The consolidated balance sheet as of December 31, 2008 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements. The 2008 financial information has been recast to reflect the adoption of Statement of Financial Accounting Standards (“SFAS”) 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No.51.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

1. (a) Newly adopted accounting principles

Effective January 1, 2009, the Company adopted SFAS 160. SFAS 160 amends Accounting Research Bulletin (“ARB”) 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. SFAS 160 requires, among other items, that a non controlling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and non-controlling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of SFAS 160 were applied retrospectively. The 2008 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 financial information.

Effective January 1, 2009, the Company adopted SFAS 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of SFAS 133, which amends and expands the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 requires

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. (a) Newly adopted accounting principles (continued)

qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS 161 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Effective January 1, 2009, the Company adopted the remaining provisions of SFAS 157, and its adoption did not have a material effect on our condensed consolidated statement of financial position, results of operations or cash flows. In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which provides additional guidance for estimating fair value when there is no active market or where the activity represents distressed sales. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. We adopted the principles of FSP FAS 157-4 in the second quarter of 2009. The adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, a statement of position that will require companies to provide disclosures required by FAS 107, Disclosures about Fair Values of Financial Instruments. The position statement is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have a material effect upon our consolidated financial statements.

In May 2009, the FASB issued SFAS 165, Subsequent Events. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material effect on the Company’s financial position and results of operations.

In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No.46(R), the intent of which was to improve financial reporting by enterprises involved with variable interest entities. This Statement addresses (1) the effects on certain provisions of SFAS 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166, Accounting for

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. (a) Newly adopted accounting principles (continued)

Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of FASB Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of SFAS 167 to have an effect on our consolidated statement of financial position, results of operations or cash flows.

2. Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Tsakos Shipping and Trading S.A. (commissions)	1,454	2,122	3,036	3,798
Tsakos Energy Management Limited (management fees)	3,181	2,913	6,362	5,751
Argosy Insurance Company Limited	2,780	2,158	4,923	3,923
AirMania Travel S.A.	41	59	181	397

Total expenses with related parties	7,456	7,252	14,502	13,869

Balances due from and to related parties are as follows:

	June 30, 2009	December 31, 2008
Due from related parties
Tsakos Shipping and Trading S.A.	2,836	2,670
Argosy Insurance Company Limited	—	2,253

Total due from related parties	2,836	4,923

Due to related parties
Tsakos Energy Management Limited	55	162
Argosy Insurance Company Limited	1,176	—
AirMania Travel S.A.	—	35

Total due to related parties	1,231	197

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (the “Management Company”): Tsakos Energy Navigation Limited (the “Holding Company”) has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. From January 1, 2008, monthly management fees for operating vessels were $23 per owned vessel and $17 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From January 1, 2009, monthly fees for operating vessels are $23.7 and $17.5, respectively.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at June 30, 2009 to pay the Management Company an amount of approximately $130,136 calculated in accordance with the terms of the Management Agreement. Under the terms of same the Management Agreement, the Holding Company may terminate the agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the management agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at June 30, 2009, are:

Period/Year	Amount

July to December 2009	6,974
2010	14,114
2011	14,146
2012	14,146
2013 to 2019	88,961

138,341

Management fees for vessels are included as expenses in the accompanying consolidated statements of income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.5 per vessel in 2009 and $17 in 2008. These fees in total amounted to $420 and $612 during the six months ended June 30, 2009 and 2008, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2. Transactions with Related Parties (continued)

(b)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company has appointed Tsakos Shipping to provide technical management to the Company’s vessels. Tsakos Shipping, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

The Management Company, at its own expense, pays technical management fees to Tsakos Shipping, and the Company bears and pays directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels.

Tsakos Shipping also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions. Commissions due to Tsakos Shipping by the Company are shown net of amounts due from Tsakos Shipping for advances made, and are included in Due from related Companies.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3. Vessels

Acquisitions

There were no scheduled deliveries in the first six months of 2009. The Company paid $1,291 for the four vessels which are under construction.

Sales

No sales of vessels took place in the first six months of 2009. In February 2008, the Company sold the aframax tanker Olympia for $62,100 resulting in capital gains of $34,565.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3. Vessels (continued)

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount

July to December 2009	120,957
2010	160,406
2011	62,211
2012	25,440
2013 and thereafter	15,872

Net minimum charter payments	384,886

These amounts do not assume any off-hire.

4. Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $14,031 at June 30, 2009 and $17,181 at December 31, 2008, and loan fees, net of accumulated amortization, amounted to $3,759 at June 30, 2009 and $4,151 at December 31, 2008. Amortization of deferred dry-docking costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in Interest and finance costs, net.

5. Long-Term Debt

Facility	June 30, 2009	December 31, 2008
(a) Credit Facilities	1,329,663	1,361,623
(b) Term Loans	146,809	152,006

Total	1,476,472	1,513,629
Less – current portion	(99,745)	(91,805)

Long-term portion	1,376,727	1,421,824

(a) Credit facilities

As at June 30, 2009, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. In June, 2009 an amount of $5,000 was drawn down on one of these facilities. The aggregate available unused amount under these facilities at June 30, 2009 is $37,988. Interest is payable at a rate based on the London Inter-Bank Offer Rate (“LIBOR”) plus a spread. At June 30, 2009, interest on these facilities ranged from 1.32% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at June 30, 2009 amounted to $146,809. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5. Long-Term Debt (continued)

payments due at maturity between May 2014 and October 2018. Interest rates on the outstanding loans as at June 30, 2009, are based on LIBOR plus a spread. At June 30, 2009, interest on these term bank loans ranged from 2.04% to 2.41%. One bank loan includes an option for the Company to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange. The Company has not exercised this option.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2009	2.79%
Three months ended June 30, 2008	4.18%

Six months ended June 30, 2009	3.35%
Six months ended June 30, 2008	4.89%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on substantially all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after June 30, 2009, including balloon payments totaling $680,879 due through August 2019, are as follows:

Period/Year	Amount

July to December, 2009	49,648
2010	102,679
2011	105,195
2012	105,195
2013 and thereafter	1,113,755

1,476,472

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Deferred Income

In 2003, the Company sold two suezmaxes and time-chartered the vessels back from the buyer for a minimum period of five years with options to buy the vessels at the end of the period at $47,500 each. The options to repurchase the vessels were exercised on April 7, 2008, and the vessels were redelivered in October and November 2008, respectively.

The unamortized balance resulting from the original sale of the vessels amounted to $1,993 at the date the Company decided to re-purchase the vessels, and was later recorded as a decrease against the re-purchase price of the vessels. Lease payments relating to the time charters of the vessels were $8,281 in the first half of 2008, and are recorded in Charter hire expense.

7. Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Interest expense	13,400	14,563	30,896	33,213
Less: Interest capitalized	(536)	(929)	(1,107)	(2,703)

Interest expense, net	12,864	13,634	29,789	30,510

Amortization of loan fees	224	236	430	475
Bank charges	(7)	195	271	310

Sub-total	13,081	14,065	30,490	31,295

Amortization of deferred loss on termination of financial instruments	—	—	—	1,132
Change in fair value of non-hedging financial instruments	(7,036)	(3,159)	(9,107)	2,317

Sub-total	(7,036)	(3,159)	(9,107)	3,449

Net total	6,045	10,906	21,151	34,744

As of June 30, 2009, the Company was committed to twelve floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $899,112 on which it pays fixed rates averaging 4.67% and receives floating rates based on the six-month LIBOR. (See Note 13).

During the six months ended June 30, 2008, three non-hedging and one hedging interest rate swap agreements reached maturity, and the Company terminated four non-hedging interest rate swap agreements at an aggregated loss of $1,132.

As at June 30, 2009, the Company held ten interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of June 30, 2009 and December 31, 2008 in aggregate amounted to $58,498 (negative) and $73,849 (negative), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7. Interest and Finance Costs, net (continued)

At June 30, 2009, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first half of 2009 have been included in change in fair value of non-hedging financial instruments, in the table above. Their fair value as of June 30, 2009 was $12,991 (negative).

During March 2009, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of June 30, 2009 was $3,866 (positive), and it is included in Interest and finance costs, net as it does not meet the hedging criteria.

8. Stockholders’ Equity

During the six months ended June 30, 2009, the Company purchased 237,700 shares as treasury stock, at a total cost of $3,943. In the six months ended June 30, 2008, 392,400 shares were repurchased and cancelled at a total cost of $12,234. The transactions were open market based through the New York Stock Exchange.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards, including restricted share units (RSUs), to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”).

Movements under this plan are as follows:

	No of RSUs Granted	No of RSUs Forfeited	No of RSUs Vested	Balance of Non- Vested RSUs
December 31, 2008	605,650	(11,000)	(311,650)	283,000
Granted March 17, 2009	11,800	—	—	11,800
Granted June 30, 2009	110,000	—	—	110,000
Forfeited during first half 2009		(3,500)		(3,500)

June 30, 2009	727,450	(14,500)	(311,650)	401,300

The balance of 283,000 RSUs outstanding as at December 31, 2008 and June 30, 2009 vest on December 31, 2010. The 11,800 RSUs issued on March 17, 2009 vest on May 29, 2010. Half of the 110,000 RSUs issued on June 30, 2009 vest on June 30, 2010 and the remaining on December 31, 2011.

Total compensation expense recognized in the first half of 2009 amounted to $193 and $3,089 for the first half of 2008. As at June 30, 2009, the total compensation cost related to the non-vested RSUs unrecognized is $2,154 ($1,019 at December 31, 2008) and the weighted average remaining contractual life of outstanding grants is 1.6 years.

In the first six months of 2009 and 2008, Accumulated other comprehensive income increased with unrealized gains of $14,824 and decreased with unrealized losses of $2,172, respectively, that resulted from the changes in the fair value of financial instruments.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9. Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the grants of RSUs (See Note 8) using the treasury stock method.

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net income attributable to TEN LTD	$18,772	$69,206	$43,225	$134,335

Weighted average common shares outstanding	36,908,326	37,686,262	36,977,844	37,808,488

Dilutive effect of RSUs	243,917	332,124	239,259	311,631

Weighted average common shares – diluted	37,152,243	38,018,386	37,217,103	38,120,119

Basic earnings per common share	$0.51	$1.84	$1.17	$3.55
Diluted earnings per common share	$0.51	$1.82	$1.16	$3.52

For the three months and six months ended June 30, 2009 and 2008, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

10. Noncontrolling interest in Subsidiary

An affiliate of Flota Petrolera Ecuatoriana (“Flopec”), owns 49% of Mare Success S.A., the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. Mare Success S.A. is fully consolidated in the accompanying financial statements.

11. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses.

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12. Commitments and Contingencies

As at June 30, 2009, the Company had under construction four aframax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at June 30, 2009 was $194,331. Scheduled payments as of June 30, 2009 are $109,071 in the remaining period of 2009 and $85,260 in 2010.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

13. Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 5 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash, trade accounts receivable, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $109,632 as compared to its carrying amount of $100,742 (Note 5). The fair values of the one long-term bank loan with a fixed interest rate, and the interest rate swap and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FAS 157 “Fair Value Measurements” and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14. Subsequent Events

(a)	On July 13, 2009 the Company drew down $35,750, on a newly arranged loan, relating to the delivery of the aframax newbuilding Ise Princess on July 17, 2009.

(b)	On August 21, 2009, the Company obtained a term loan facility for $40,000 to partially finance the acquisition of the newbuilding Asahi Princess to be delivered in September 2009.

(c)	In July 2009, the Company announced that it had contracted for the construction of two suezmax tankers at the Sungdong yard of S. Korea at a contract price of $72 million each. On July 31, 2009, $14.4 million was paid as a first installment on both vessels. A further $43.2 million will be paid in 2010 and $86.4 million in 2011. It is expected that the major part of the cost will be financed by debt.

(d)	The Company has evaluated subsequent events through September 4, 2009 at which date financial statements were available to be issued.